February 28, 2005

VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Ms. Karen J. Garnett

Re:	NNN 2002 Value Fund, LLC Amendment No. 1 to Registration Statement on Form 10 (Registration Statement No. 000-51098)

Ladies and Gentlemen:

     This letter is submitted on behalf of NNN 2002 Value Fund, LLC, a Virginia limited liability company (the “Company”), together with Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form 10 (the “Form 10 Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2004.

     Courtesy copies of Amendment No. 1 will be delivered to you by the Company’s financial printer, Bowne & Co., Inc., together with blacklined copies which compare Amendment No. 1 to the Form 10 Registration Statement. Unless set forth otherwise, page numbers in the Company’s responses refer to pages in Amendment No. 1 and capitalized words used in this letter without definition are used as defined in Amendment No. 1.

     On behalf of the Company, the remainder of this letter responds to the comments provided by the Staff in its letter which was delivered to the Company on January 31,

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 2

2005 (the “Comment Letter”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response.

Registration Statement on Form 10

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At such time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.	We note that you are registering “units” of limited partnership interest, and that the units themselves are divided into three separate classes, Classes A, B and C, in Exhibit A to your Operating Agreement. It appears that you intended to distribute different “Priority Returns” to each class. Please revise to register separately each class of securities or tell us why you believe it is appropriate to combine your class A, B, and C units into one class. Based on your sale of units totaling aggregate proceeds of $29,799,000, it would appear you offered and sold all three classes.

In response to the Staff’s request, the Company revised the disclosure on the cover page and pages 2, 8, 15 and 35-36 to include disclosure regarding each class of securities sold.

3.	Supplementally, please provide the staff with a copy of all your private placement offering materials. We note your reference to these materials on pages 6 and 25. Further, please provide the staff with a copy of all annual reports distributed to unitholders as required by Section 12.3 of the Operating Agreement.

In response to the Staff’s request, the Company provided the Staff copies of the Private Placement materials. The Company has also asked us to advise the Staff supplementally that the Company has not previously prepared or distributed annual reports to Unit holders and that the Company intends to prepare and distribute an annual report for the year ended December 31, 2004 within the timeframe specified in the Operating Agreement.

4.	We note your disclosure on page 2 states that you hold 12.3% of the Congress Center as an unconsolidated entity. Supplementally please reconcile this disclosure with your affiliate A REIT’s disclosure appearing on page 76 of the Form S-11, Amendment No. 6 filed on September 17, 2004 stating that you own 12.8% of the Congress Center.

The Company has asked us to advise the Staff supplementally that the disclosure in the Form 10 Registration Statement stating that the Company holds 12.3% of Congress Center as an unconsolidated entity is correct. In addition, please see the

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 3

Company’s response to item 5 below for additional information with respect to A REIT, Inc. (“A REIT”).

5.	We note your disclosure on page 2 and page F-3 that you generated rental income of $670,000 from date of inception to December 31, 2002. You also disclose that you generated rental income of $7,375,000 for the year ended December 31, 2003. These numbers are inconsistent with the disclosure about your revenues in the A REIT registration statement on Form S-11, filed September 17, 2004. On page A-33 of the Form S-11, A REIT disclosed that you generated gross revenues from inception to December 31, 2002 of $647,573. On page A-40, A REIT disclosed that you generated gross revenues for the year ended December 31, 2003 of $18,029,267. Supplementally, please tell us how calculated rental income versus the gross revenues in the Form S-11. We may have further comments.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the financial information regarding the Company in the prior performance tables in the A REIT Form S-11 was unaudited and prepared on a cash basis whereas the financial information on the Company’s Form 10 Registration Statement was audited and prepared on a GAAP basis. In addition, the Company has asked us to advise the Staff that in the A REIT Form S-11, the gross revenues on A-40 erroneously included 100% of revenues for Congress Center instead of 12.3% of revenues reflecting the Company’s 12.3% ownership interest in Congress Center. Furthermore, the Company has asked us to advise the Staff that the rental income figures provided in the Form 10 Registration Statement are correctly reported on a GAAP basis. Finally, the Company has asked us to advise the Staff that on February 15, 2005, A REIT filed Post-Effective Amendment No. 1 to its registration statement on Form S-11 (the "A REIT Post-Effective Amendment) to deregister all the securities covered by A REIT’s registration statement and terminate A REIT’s public offering. The A REIT Post-Effective Amendment disclosed that no securities of A REIT were sold or issued. In Addition, on February 23, 2005, A REIT filed a Form 15 to suspend its duty to file reports under the Exchange Act.

6.	We note your disclosure on page 2 and page F-3 that you incurred a net loss of ($172,000) and a loss per member unit of ($438.78) from the date of inception to December 31, 2002. You also disclose that you incurred a net loss of ($535,000) and loss per member unit of ($110.15) for the year ended December 31,2003. Please reconcile this disclosure with the disclosure appearing in the A REIT S-11 filed on September 17, 2004. On page A-33 of the Form S-11, A REIT disclosed that you generated net income on a GAAP basis from inception to December 31, 2002 of $105,298. On page A-40, A REIT disclosed that you generated net income on a GAAP basis for the year ended December 31, 2003 of $103,128. We may have further comments.

The Company has asked us to advise the Staff supplementally that although the line item in the A REIT prior performance tables in A REIT’s Form S-11 indicated that net income was presented on a GAAP basis, in fact, the financial information regarding the Company in the prior performance tables in the A REIT Form S-11 was prepared and presented on a cash basis. In addition, the Company has asked us to advise the Staff that the financial information in the prior performance tables was unaudited whereas the financial information in the Form 10 was audited, and further, that in the A REIT Form S-11, the net income reported on A-40 erroneously reflected 100% of revenues for Congress Center instead of 12.3% of revenues reflecting the Company’s 12.3% ownership interest in Congress Center. Furthermore, the Company has asked us to advise the Staff that the net loss figures provided in the Form 10 Registration Statement are correctly reported on a GAAP basis. Finally, as stated in response no. 5, the A REIT Post-Effective Amendment disclosed that no securities were sold or issued in the A REIT public offering and that pursuant to the A REIT Post-Effective Amendment, A REIT deregistered all the securities covered in the offering and terminated the offering. Also, as stated in response no. 5, A REIT has filed a Form 15 to suspend its duty to file reports under the Exchange Act.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 4

Item 1: Business

General, page 2

7.	Please revise to include an organization chart to visually describe your business relationships and the ownership of your Manager, Triple Net Properties, LLC, your property manager, Triple Net Properties Realty, Inc. and programs which co-own your three properties.

In response to the Staff’s request, the Company revised the disclosure on pages 4-6 to include organizational charts that visually describe the Company’s business relationships and the ownership of the Company’s Manager, the Property Manager, and any programs which co-own the Company’s three properties.

8.	Please disclose your number of employees, as required by Item 101(c)(xiii) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on page 3 to include disclosure addressing the fact that the Company does not have any employees and to explain that employees of the Manager provide services to the Company.

9.	Please discuss competitive conditions in your industry. Also, clarify whether any other property programs run by the Triple Net Properties directly competed or compete with NNN 2002 Value Fund, LLC for positions in your market, such as acquisition or disposition of similar properties in a geographic region.

In response to the Staff’s request, the Company revised the disclosure on pages 6 and 22 to include disclosure addressing the competitive conditions in the Company’s industry and the other property programs run by Triple Net Properties that compete with the Company in a geographic region.

10.	Revise this section to disclose NNN 2002 Value Fund, LLC’s website address. If you do not have a website, provide your manager’s website describing it as such. Further, where appropriate, revise your disclosure to include contact information, including the mailing address, telephone number and web site for the SEC’s Public Reference Room. Refer to Items 101(e)(2) and (e)(3) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on page 3 to include the Manager’s website and contact information, and the contact information for the SEC’s Public Reference Room. The Company does not have its own website, and this fact is also disclosed on the referenced page.

11.	We note your use of the term “fund” in the name of the registrant on this Form 10. Please include disclosure addressing the fact that the LLC is not a registered investment company and that unitholders do not have the protections afforded by the Investment Company Act of 1940.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 5

In response to the Staff’s request, the Company revised the disclosure on page 2 to include disclosure addressing the fact that the Company is not a registered investment company and that the Unit holders do not have the protections afforded by the Investment Company Act of 1940.

12.	We note your disclosure in the last sentence of this subsection stating that both the management and operating agreement terminate upon your dissolution. Please clarify that neither Triple Net Properties, LLC (manager) nor Triple Net Properties Realty, Inc. (property manager), absent any breaches of the management or operating agreements, may be terminated by a vote of the Unitholders without cause prior to the termination or dissolution of the agreements.

In response to the Staff’s request, the Company revised the disclosure on page 3 to include disclosure clarifying that, absent any breaches of the Operating Agreement, the Manager may not be terminated by a vote of the Unit holders without cause prior to the termination of the Operating Agreement or dissolution of the Company. The Company has also asked us to advise the Staff supplementally that the Management Agreement may be terminated with respect to any of the Company’s properties without cause prior to the termination of the Management Agreement or the dissolution of the Company subject to certain conditions, including the payment by the Company to Realty of a termination fee as provided in the Management Agreement.

Item 2: Financial Information, page 3
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward Looking Statements, Page 4

13.	Please revise to eliminate your references to the statutory safe harbors described in the PSLRA of 1995, Sections 27A of the Securities Act and 21E of the Exchange Act. Since you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, you are unable to rely on the statutory safe harbors. Please remove the disclosure from your prospectus that indicates otherwise. Please remove statutory references from your disclosure. Refer to Section 21E(a)(1) of the Exchange Act.

In response to the Staff’s request, the Company has revised the disclosure to eliminate the references to the statutory safe harbors described in the PSLRA of 1995, Sections 27A of the Securities Act and 21E of the Exchange Act and to remove disclosure from the Form 10 indicating that the Company may rely on the statutory safe harbor.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 6

Overview, page 4

14.	We note objective (iii) listed on page 2 where you state your objective is to make monthly distributions to the members from cash generated by operations in an amount estimated to equal an 8% annual return of the member’s investment. Please reconcile this disclosure with your differing annual Priority Returns per class of 10%, 9% and 8%. Further, please tell us what your basis is for making this projection. Please revise to balance the discussion of your distribution objective with disclosure of your actual historical distributions.

The Company has asked us to advise the Staff supplementally that the Private Placement Memorandum specified a target return to investors in the Company of 8% annually on their investment and that, as described in the Private Placement Memorandum, the Operating Agreement provides for returns of varying priorities for the holders of Class A Units, Class B Units and Class C Units for applicable distributions surpassing an 8% return to investors. In addition, the Company has asked us to advise the Staff supplementally that the Company’s 8% annual target return was based on the Company’s assumptions of applicable market conditions and its understanding thereof. In response to the Staff’s request, the Company has revised the disclosure on pages 2, 8 and 35-36 to balance the discussion of the Company’s distribution objective with disclosure of the Company’s historical distributions.

Letter of Intent, page 5

15.	Please revise to update the status of this non-binding letter with First States Group, LP. Further, tell us whether First States Group, LP is the same entity you refer to in your Form 8-K filed on January 3, 2005 or you are referring to another REIT. If not, please revise your registration statement to include a description of the other, unsolicited offer to purchase Bank America West.

In response to the Staff’s request, the Company revised the disclosure on pages 9, 20, 26, and F-22 to update the disclosure regarding the pending sale of Bank of America Plaza West to First States Group, L.P. to reflect the current status of that transaction. The Company has also asked us to advise the Staff supplementally that First States Group, L.P. is the same entity referenced in the Form 8-K filed by the Company on January 3, 2005, and as a result the Company has not revised the Form 10 Registration Statement.

2003 Acquisitions, Page 7

16.	We note your disclosure of the purchase price of the Congress Center and NetPark properties from independent third parties. Please revise your disclosure to describe how the purchase price was determined and then allocated among affiliates. On page F-8, you disclose that management received assistance from independent valuation specialists regarding purchase price allocation. Supplementally, please name these valuation specialists, the role these specialists served, if any, in the initial purchase of the properties,

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 7

whether you obtained valuations from these valuation specialists and the ongoing role these valuation specialists may serve in assisting management with its capital investment decision making. Similarly, please address the purchase price of your 2002 acquisition of Bank of America Plaza West.

The Company has asked us to advise the Staff supplementally that the Company determined the purchase price for each property based on internal determinations and analysis with respect to market conditions and related factors including, without limitation, trends of the national and local economies, financial condition and operating results of current and prospective tenants, projected rent and other lease terms, projections of applicable construction and renovation costs, taxes, governmental regulations, legislation and population trends. In response to the Staff’s request, the Company also revised the disclosure on pages 11-12, 27-28 and F-1 -F-15 to clarify how the purchase price for each of Congress Center and Netpark was allocated among affiliates of the Company. The Company has also asked us to advise the Staff supplementally that the Company did not engage any valuation specialists prior to the purchase of Congress Center, Netpark or Bank of America Plaza West, however, the Company engaged PricewaterhouseCoopers LLP to assist in determining the allocation of the purchase price for each of Congress Center, Netpark and Bank of America Plaza West following the purchase of each of these properties. PricewaterhouseCoopers has not been engaged to serve in an ongoing role to assist management with its capital investment decision making.

Netpark, Tampa, Florida. page 7

17.	Please revise to name the affiliate that owns the remaining 50% of the Netpark building.

In response to the Staff’s request, the Company revised the disclosure on pages 12, 27 and F-13 to state that the remaining 50% of Netpark is owned by several private tenant-in-common programs. The Company has asked us to provide the Staff supplementally with the following list of the private tenant-in-common programs that own the remaining 50% interest in Netpark, and the proportionate interest held by each:

NNN Netpark, LLC	4.750%
NNN Netpark 1, LLC	2.000%
NNN Netpark 2, LLC	2.000%
NNN Netpark 3, LLC	1.875%
NNN Netpark 4, LLC	1.500%
NNN Netpark 5, LLC	2.500%
NNN Netpark 6, LLC	3.125%
NNN Netpark 7, LLC	3.375%
NNN Netpark 8, LLC	1.375%
NNN Netpark 9, LLC	2.000%
NNN Netpark 10, LLC	3.500%
NNN Netpark 12, LLC	1.750%

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 8

NNN Netpark 13, LLC	4.000%
NNN Netpark 14, LLC	0.625%
NNN Netpark 15, LLC	1.125%
NNN Netpark 16, LLC	1.125%
NNN Netpark 17, LLC	1.250%
NNN Netpark 18, LLC	1.625%
NNN Netpark 19, LLC	1.125%
NNN Netpark 20, LLC	1.250%
NNN Netpark 21, LLC	2.125%
NNN Netpark 22, LLC	2.875%
NNN Netpark 23, LLC	1.250%
NNN Netpark 24, LLC	1.875%
Total	50.000%

18.	Please revise to clarify the nature of your interest in this property. Also, please clarify what you mean by your “proportionate share” of the purchase price.

In response to the Staff’s request, the Company revised the disclosure on pages 12, 27 and F-13 to further describe the nature of the Company’s interest in Netpark and to clarify the explanation formerly provided regarding the Company’s “proportionate share” of the purchase price.

Results of Operations
Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003, page 8

19.	Please revise your results of operations disclosure throughout to quantify your period-to-period changes by percentage in addition to dollar amounts. Further, where you list multiple factors as the reasons for significant increases or decreases in income or expenses, revise to quantify the impact of each factor on the change.

In response to the Staff’s request, the Company revised the disclosure on pages 12-15 to quantify the percentage changes, as well as the dollar-amount changes, with respect to results of operations.

Liquidity and Capital Resources
Cash Flows, page 10

20.	Please tell us whether cash from operations has been and/or will be your sole cash source for paying distributions. We note the distributions previously paid and listed on page 26. Revise to disclose whether the distribution amounts differed among Classes A, B and C unitholders and whether in order to make an 8% return you make distributions in excess of funds available.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 9

The Company has requested that we supplementally advise the Staff that cash from operations has not been, and is not expected to be, the Company’s sole cash source for paying distributions. In response to the Staff’s request, the Company revised the disclosure on page 15 to disclose that the distribution rate was identical for Class A, Class B and Class C Unitholders and that the Company has been able to maintain the target distribution rate of 8% annually for all periods presented. In response to the Staff’s request, the Company revised the disclosure on page 15 to disclose that distributions have been and will be paid from a variety of sources, including, without limitation, cash from operating activities, debt financing, and the net proceeds of sales of one or more of the Company’s properties. The Company has also revised the disclosure on page 20 to state that, to the extent that prior distributions have been inconsistent with the distribution priorities specified in the Operating Agreement, the Company intends to adjust future distributions in order to provide overall net distributions consistent with the distribution priorities specified in the Operating Agreement.

21.	Revise your discussion here to discuss your cash flow procedures for making distributions. Also, please disclose the percentage of your distributions to date that have constituted returns of capital to each class of unitholders.

In response to the Staff’s request, the Company has revised page 15 to include a discussion of the Company’s cash flow procedures for making distributions. The Company has also revised the disclosure to address the fact that during the year ended December 31, 2003, 92.3% of the distributions were a return of capital for each Class of Unitholders.

Please file all material loan agreements as Exhibits to this registration statement. Refer to Item 201(c) and 601(b)(10) of Regulation S-K.

In response to the Staff’s request, the Company has filed all material loan agreements as Exhibits to this registration statement.

22.	For liquidity purposes, please describe whether you have a current cash shortfall and whether there is a source for short-term borrowings available. If so, please disclose the total dollar amounts available. For example, we note your discussion of future borrowings from Cunningham and the $18 million available through additional mortgages on your properties as disclosed on page 11. Disclose whether these additional sources of short-term liquidity bear restrictions that would make the proceeds unavailable for distributions.

In response to the Staff’s request, the Company has revised the disclosure on page 15 to describe the Company’s current cash flows and the fact that if the Manager continues to declare distributions for the members at current levels, the Company expects an operating cash flow deficit in subsequent periods. In addition, in response to the Staff’s request, the Company has revised the disclosure on page 15 to clarify that, in the event of a cash flow deficit, the Company may seek to obtain capital by means of secured or unsecured debt financing through one or more third parties,

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 10

including Cunningham Lending Group, LLC, an entity wholly owned by Anthony Thompson, the Manager’s Chief Executive Officer and Chairman of the Manager’s Board of Managers. The Company has asked us to advise the Staff that such potential sources of financing, if any, would likely include restrictions of the type typically required by lenders in connection with such loans.

Notes Payable, page 11

23.	We note that principal and interest on the $210,000 Cunningham note were due on January 11, 2005. Please revise to update this disclosure to describe whether the payment was made. Further, revise to disclose how you funded the remaining portion of the rate lock deposit and whether it has been refunded.

In response to the Staff’s request, the Company revised the disclosure on pages 15-16, 34 and F-23 to include disclosure that as of December 31, 2004, all interest due has been paid. The Company has also revised the disclosure on pages 15-16 to state that on January 11, 2005, the term of the Cunningham loan was extended at a rate of 10% per annum with the principal and all accrued interest due on April 30, 2005. The Company may use the net proceeds from a capital transaction, including the contemplated sale of Bank of America Plaza West, to repay the loan in full when the loan becomes due.

Capital Resources — General, page 11

24.	We note that your three primary uses of cash are to fund distributions, capital investment in your portfolio properties, and new acquisitions. Please revise to state your expected capital requirements in each of these three general areas for the next twelve months. Also discuss how you plan to fund these expenditures.

In response to the Staff’s request, the Company revised the disclosure on page 16 to include disclosure to address the fact that its expected capital requirements will be approximately $2,600,000 for the year ended December 31, 2005 for distributions to Unit holders, and that the Company anticipates it will fund the referenced expenditures through capital obtained from, without limitation, operating activities, debt financing or capital transactions including the sale of one or more of the Company’s properties. The Company has also revised the disclosure to state that the Company will require up to approximately $4,600,000 for the year ended December 31, 2005 for capital expenditures, including, without limitation, tenant and/or capital improvements. The Company revised the disclosure to disclose the fact that the Company anticipates that it will fund these expenditures by means of capital obtained from, without limitation, operating activities, debt financing or capital transactions including the sale of one or more of the Company’s properties and as of December 31, 2003, the Company has fully invested its capital proceeds and will not invest in any additional properties unless it disposes one or more of its existing properties.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 11

Financing, page 11

25.	Please state the dollar amount of notes and contracts payable at December 31, 2003 and as of September 30, 2004.

In response to the Staff’s request, the Company revised the disclosure on pages 16-17 to include disclosure addressing the fact that the Company’s notes and contracts payable were $42,451,000 and $41,036,000 at September 30, 2004 and December 31, 2003, respectively.

Debt Service Requirements, page 13

26.	Please revise to provide disclosure explaining the terms of your variable rate debt including ceilings, floors and terms of such indebtedness. For example, if the variable debt refers to the Fleet National Bank and Fleet Real Estate loans, please provide disclosure as to whether are any floors or ceilings on the variable rates.

In response to the Staff’s request, the Company revised the disclosure on pages 18-19 to include disclosure addressing the terms of the Company’s variable rate debt.

Controls, page 14

27.	Please provide to us supplementally specifics of each material weakness that resulted in the items noted in your disclosure. Include a discussion of the effect on individual line items in your financial statements, and your financial statements as a whole.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally of each material weakness that resulted in the items noted in the Company’s disclosure and, to the extent possible, the effect of each on the Company’s financial statements:

•	The Company had not performed and reviewed reconciliations and analyses of its significant accounts, which when performed and reviewed by

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 12

management, resulted in adjustments to the account balances. This weakness affected each account in the financial statements. Management of the Company subsequently re-reconciled all G/L accounts before the financial statements were issued.

•	The Company (i) could oftentimes not readily provide supporting documentation for transactions, including vendor invoices, checks and evidence of approval by an appropriate level of management; (ii) had an inadequate record retention policy during the period audited; and (iii) re-ordered vendor invoices for items that were missing and combed through storage to try and gather all information that was required for the financial statements (the accounts that were affected were accounts payable, accrued expenses and expenses). The Company has asked that we advise you that it acknowledges that certain historical accounting or other records were lost or destroyed and that it has taken steps to remedy this situation on a going-forward basis.

•	The Company (i) prepared bank account reconciliations a week before the end of the month and, therefore, transactions that should have been recorded in the general ledger between the day the bank reconciliations were prepared and the end of the month were not posted until the following month; and (ii) had an inadequate cut-off procedure that has since been revised accordingly with GAAP procedures.

•	The Company did not have policies and procedures in place for estimating and recording an allowance for doubtful accounts for accounts receivable and deferred rent. The Company has asked that we advise you that it has since implemented appropriate policies.

•	The Company recorded interest incurred on its loans and notes payable based on the periodic statements that it received from lenders. These statements are generally prepared in arrears, resulting in errors in recording interest expense. The Company has asked that we advise you that it has since implemented a policy.

•	The Company periodically purchases new properties. The Company may encumber the property with a loan at the time of purchase. The Company pays fees for the property’s financing (loan costs) as a component of the purchase price of the property and allocated these fees to land, buildings and related improvements. Loan costs should be capitalized separately from the property’s components and amortized as interest expense over the life of the related loan. The Company asked that we advise you that it has since implemented a new policy where, in addition to management, a third party is preparing all purchase accounting allocations.

•	The Company did not accrue all related accounts payable and accrued expenses at December 31, 2003. Appropriate adjustments were recorded to accrue for liabilities.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 13

•	The Company was involved in several instances where the tenant leases did not agree to the Company’s rent roll. The rent roll provides critical information to management such as the lease start and end dates, rental rates, and amounts of rental increases. The Company is developing appropriate policies and procedures.

•	The Company: (i) has noted instances of expenses relating to the year ended December 31, 2002 were paid and recorded as expenses in the year ended December 31, 2003, resulting in a misstatement of expenses in both years; and (ii) went back to the periods and performed additional cut-off procedures to ensure that the proper expenses were reported in the appropriate year.

•	The Company did not have sufficient information in a timely manner to evaluate its investments in subsidiaries to determine whether the investments should be consolidated in the financial statements or accounted for using the equity method of accounting. The Company is developing appropriate policies and procedures.

•	The Company did not have formalized procedures in place, such as a comprehensive accounting policies and procedures manual to ensure the integrity, accuracy, timeliness and consistency of the financial statement preparation, which would include, but not be limited to, a closing checklist by general ledger account with all necessary responsibilities assigned to appropriate personnel levels, a standard journal entry form indicating necessary documentation and approval, and a process for which to review significant agreements and events to determine the effect, if any, on the financial statements). The Company is developing appropriate policies and procedures.

28.	Please provide us with a schedule of the adjustments made to close the books, or adjustments recorded in connection with or as a result of the audit by the independent accountants. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on net loss. Quantify the net effect of all adjustments on net income (loss). Explain in detail why you believe the timing of each adjustment is appropriate.

In response to the Staff’s request, the Company has provided the Staff a schedule of the adjustments attached as Schedule 28.1 and Schedule 28.2 hereto.

Risk Factors, page 15

29.	Please provide risk factor disclosure addressing the conflicts of interests between your company and Triple Net Properties, LLC, Triple Net Properties Realty, Inc., Mr. Anthony Thompson and other related property programs. For example, we note Triple Net Properties, LLC acts as manager to several public and private property programs, all of which could compete for Triple Net Properties’ services.

In response to the Staff’s request, the Company revised the disclosure on pages 24-25 to include disclosure addressing the conflicts of interest between the Company

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 14

and each of Triple Net Properties, LLC, Triple Net Properties Realty, Inc., Mr. Anthony Thompson and other related property programs.

Item 3, Properties, page 18

30.	Supplementally, please clarify the nature of your interest in the Manager’s office space located at 1551 N. Tustin Avenue, Suite 200 in Santa Ana, California and whether you pay rent to the Manager to utilize this space or reimburse the Manager’s expenses for the use of this office space. Provide additional disclosure as appropriate.

The Company has asked us to advise the Staff supplementally that the Company has no lease or other interest in the Manager’s office space located at 1551 N. Tustin Avenue, Suite 200 in Santa Ana, California. Furthermore, the Company does not pay rent to the Manager with respect to this office space nor does the Company provide any reimbursement beyond any amounts provided for in the Company’s operating agreement. The Company has disclosed on page 34 that it does not pay rent to use the Manager’s office space located at 1551 N. Tustin Avenue, Suite 200 in Santa Ana, California.

Item 5, Managers and Executive Officers, page 22

31.	We note your disclosure that the NNN 2002 Value Fund has no directors or executive officers and that the Manager holds sole authority for directing NNN 2002 Value Funds business operations. Please revise your director and executive officer disclosure to discuss the fiduciary duty relationship between the Manager’s board of directors and the NNN 2002 Value Fund’s unitholders. Moreover, revise to disclose who holds the designation of principal executive officer and principal financial officer for NNN 2002 Value Fund.

In response to the Staff’s request, the Company revised the disclosure on pages 31-32 to include disclosure to address the fiduciary duty relationship between the Manager’s board of directors and the Company’s Unit holders. The Company has asked us to advise the Staff that it respectfully believes that the Staff’s request in the final sentence is inapplicable because the Company has not yet designated individuals as either principal executive officer or principal financial officer of the Company.

32.	Please revise to disclose whether any of the directors of your Manager are independent, and if so, how you determined they were independent.

In response to the Staff’s request, the Company revised the disclosure on page 29 to state that none of the members of the Manager’s Board of Managers are independent.

33.	Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Based on Section 7.2 of the Operating Agreement, it appears the Manager’s officers and directors will hold

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 15

office until the manager is removed, withdraws or resigns. We further note your disclosure at the top of page 29 referring to removal of the manager. Therefore, please provide this disclosure explaining how the manager’s term may be limited. Refer to Item 401(a) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on page 29 to describe the term of office for the Manager’s officer and members of the Manager’s Board of Managers. In addition, in response to the Staff’s request, the Company revised the disclosure on pages 3 and 41 to clarify how the Manager’s term may be limited.

Item 7: Certain Relationships and Related Transactions, page 24

34.	We note that it does not appear that any of the fees you pay to any Triple Net party were negotiated and that the fees you pay may be higher than would have been obtained through arm’s length negotiations. Please revise to describe generally how the amounts of these fees were determined and how the amounts compare to fees that would be paid to an independent third party.

In response to the Staff’s request, the Company revised the disclosure on page 32 to clarify how the fees were determined and to explain that the fees could be higher than if they had been negotiated at arm’s length with an unrelated entity.

35.	Revise to provide your disclosure of compensation to related parties in tabular format.

In response to the Staff’s request, the Company revised the disclosure on pages 32-34 to provide the Company’s disclosure of compensation to related parties in tabular format.

36.	We note your disclosure on page F-17 of loans from your related party, the Cunningham Lending Group LLC, in the amounts of $210,000, $31,000 and $55,000. Revise to describe the terms of the August 9, 2004 Note Payable.

In response to the Staff’s request, the Company revised the disclosure on pages 15-16, 34 and F-18 to describe the terms of the Cunningham notes.

The Operating Agreement, page 24

37.	Revise the second full paragraph regarding organizational costs and marketing expenses to clarify whether these costs include all offering costs associated with the private placement. Further, disclose whether you reimbursed the manager for these costs.

In response to the Staff’s request, the Company revised the disclosure on pages 32-33 to clarify that the organizational costs and marketing expenses did not encompass all the offering costs associated with the Private Placement. In response to the Staff’s request, the Company also revised the disclosure on pages 32-33 to describe the

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 16

fees incurred by, and reimbursed to, the Manager with respect to the referenced costs. In addition, the Company has asked us to advise the Staff supplementally that the Manager was reimbursed for any of the referenced reimbursable costs it incurred.

38.	We note you have not reimbursed the manager for:

•	cash payments, closing costs, escrow deposits, loan commitment fees, project studies and travel expenses related to acquisitions of the properties;

•	legal and accounting costs or surveys, environmental and other studies and interest expense incurred regarding acquisitions; and

•	distributions related to cash from operations and cash from capital transactions from 2002, 2003 and 2004.

Please revise to quantify these fees, costs and expenses to date. Since the acquisitions are completed and the distributions include only prior periods, these fees should be quantifiable. Further, we note your disclosure of many of these fees in Notes 3 and 9 to the Consolidated Financial Statements.

In response to the Staff’s request, the Company revised the disclosure on pages 32-33 to include the referenced fees, costs and expenses to date. In response to the Staff’s request, the Company also revised the disclosure on pages 32-33 to describe the fees incurred by, and reimbursed to, the Manager with respect to the referenced items. In addition, the Company has asked us to advise the Staff supplementally that the Manager was reimbursed for any of the referenced reimbursable costs it incurred.

39.	We note that your manager did not receive many of the reimbursements it was entitled to receive under the Operating Agreement. Please revise to clarify whether the manager has forgiven these amounts owed or whether you are liable for these payments.

In response to the Staff’s request, the Company revised the disclosure on pages 32-33 to clarify certain reimbursements to the Manager under the Operating Agreement. In addition, the Company has asked us to advise the Staff supplementally that the Manager was reimbursed for any of the referenced reimbursable costs it incurred.

The Property Management Agreement, page 25

40.	Revise your disclosure to explain why no leasing commissions were received for the months ended September 30, 2003 and December 31, 2002. Were the buildings not yet constructed or acquired? Were the buildings fully occupied? Did the property manager fail to obtain any new leases during these periods for other reasons?

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 17

In response to the Staff’s request, the Company revised the disclosure on pages 33-34 to explain why no leasing commissions were received for the periods ended September 30, 2003 and December 31, 2002. That revised disclosure on pages 33-34 responds to the Staff’s three questions above, to the extent applicable.

Item 9. Market for Distributions on Units and Related Security Holder Matters, page 26

41.	Revise to state the approximate number of holders and the amount of cash distributions per each class of units (Classes A, B and C). Refer to Items 201(b)(1) and 201(c) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on pages 35-36 to state the approximate number of holders and the amount of cash distributions for each of the Class A Units, Class B Units and Class C Units.

Item 10. Recent Sales of Unregistered Securities, page 26-27

42.	Please revise your disclosure to include a brief summary of the factual underpinnings regarding the applicability of the Rule 506 and 4(2) exemption claimed for these prior sales. Refer to Item 701(d) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on page 36 to include a summary of the factual underpinnings regarding the applicability of the Rule 506 and Section 4(2) exemption claimed for the Private Placement.

Item 11. Description of Registrant’s Securities to be Registered
General, page 27

43.	Revise your disclosure to include all material provisions of the Operating Agreement required to fully describe your securities. A reference to some of the provisions and qualifying your discussion in its entirety to a document outside of this registration statement is inappropriate.

In response to the Staff’s request, the Company revised the disclosure on page 37 to include all material provisions of the Operating Agreement required to fully describe the Company’s securities.

44.	Please revise to disclose or cross-reference to a description of any provision in your Articles of Organization that would have an effect of delaying, deferring or preventing a change in control. If there are no such limits exist, please tell us supplementally. Refer to Item 202(a)(5) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosures on pages 36-37 to disclose certain provisions in the Company’s Articles of Organization and Operating Agreement that could have an effect of delaying, deferring or preventing a change in control.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 18

45.	Revise to update your disclosure to reflect whether or not you are qualified to transact business in Nevada, Florida and Illinois and that you acquired three properties.

In response to the Staff’s request, the Company revised the disclosure on page 36 to clarify that the Company is presently qualified to transact business in Nevada and Florida and is taking steps to qualify to transact business in Illinois. The Company has also revised the disclosure on page 36 to clarify that the Company has already acquired the three properties referenced.

Transferability, page 27

46.	Rather than describe certain conditions as examples, please revise to describe all material limits and conditions on transferring units as set forth in the operating agreement or clarify that you have listed all limits and conditions. Refer to Item 202(a)(4) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on pages 37-38 to include disclosure addressing all material limits and conditions on transferring units as set forth in the Operating Agreement.

Distributions
Cash From Operations, page 27

47.	Please revise to define “Cash from Operations” as defined in Exhibit A to your Operating Agreement.

In response to the Staff’s request, the Company revised the disclosure on page 38 to include the definition of “Cash from Operations” as such term is defined in Exhibit A to the Company’s Operating Agreement.

48.	Disclose whether the distributions listed in (a), (b) and (c) of this section reflect the order of priority for distributions among your three classes of units. Similarly, provide this disclosure regarding cash from Capital Transactions on page 28. Refer to Item 202(a)(1)(i) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on pages 39-40 to clarify the order of priority with respect to distributions of each of Cash from Operations and Cash from Capital Transactions for the Company’s three classes of Units.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 19

Term and Dissolution, page 28

49.	Disclose when the manager intends to submit the plan of liquidation to the unitholders for a vote.

In response to the Staff’s request, the Company revised the disclosure on pages 40-41 regarding the plan of liquidation to reflect that the Manager’s Board of Managers is assessing the merits of that plan and expects to submit the plan to members for a vote at such time, if any, as it deems the plan to be in the best interests of Unit holders.

Distributions upon Liquidation of the Company, page 28

50.	Please revise your disclosure to describe the provisions for liquidation distributions upon the dissolution of NNN 2002 Value Fund, as described Section 13 of the Operating Agreement.

In response to the Staff’s request, the Company revised the disclosure on page 41 to describing the provisions for liquidation distributions upon the dissolution of the Company, as described in Section 13 of the Operating Agreement.

Repurchase Reserve, page 28

51.	Revise your disclosure to state whether you established or intend to establish the Repurchase Reserve and whether the manager will only permit redemptions if the Repurchase Reserve is established.

In response to the Staff’s request, the Company revised the disclosure on page 41 to clarify that the Company believes the Manager has not established and does not intend to establish the Repurchase Reserve and that the Manager will only permit redemptions if the Repurchase Reserve is established.

52.	We note the brief mention of redemption and repurchase of Investor Units in Section 7.3.18 of the Operating Agreement. Please revise to describe the redemption procedures in greater detail. See Item 202(a)(l)(iv) of Regulation S-K. Also, we were unable to locate any provision for the repurchase reserve in the Operating Agreement. Please direct us to the relevant provision or revise your disclosure to clarify that these terms are not included in the Operating Agreement.

In response to the Staff’s request, the Company revised the disclosure on page 41 to clarify that the Manager’s right to establish a Repurchase Reserve was described in the Private Placement Memorandum and that the Repurchase Reserve is not specifically provided for in the Operating Agreement. The Company has asked us to advise the Staff that it respectfully believes that the Staff’s first request is inapplicable because redemption procedures have not been established or approved by the Company or the Manager.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 20

53.	Please disclose whether a unitholder will have the ability to withdraw his/her redemption request after it is submitted to the manager. If so, please discuss the procedures the unitholder will have to follow in order to withdraw the redemption request. If not, please revise to make clear that unitholders are irrevocably bound once they execute a redemption request.

The Company has asked us to advise the Staff that it respectfully believes that it cannot provide a discussion of redemption request withdrawal procedures because the Repurchase Reserve has not been established and, as such, specific redemption procedures have not been established or approved by the Company or the Manager.

54.	If the manager permits or will permit redemptions, please disclose the circumstances, if any, under which a redemption request will be rejected.

The Company has asked us to advise the Staff that it respectfully believes that it cannot disclose the circumstances under which redemption requests will be rejected because the Repurchase Reserve has not been established and, as such, specific redemption procedures have not been established or approved by the Company or the Manager.

Liabilities of Members, page 29

55.	Please disclose whether NNN 2002 Value Fund unitholders will be subject to any liabilities that may arise on behalf of the affiliated Triple Net Properties’ entities or other programs managed by your manager, therefore placing your unitholders’ capital at risk. We note your manager’s officers and directors serve as officers and directors to multiple managed property programs and other potential properties. Since your manager has already approved a plan of liquidation, disclose whether they believe unitholders will be liable for any distributions previously received.

In response to the Staff’s request, the Company revised the disclosure on page 42 to clarify that Unit holders will not be subject to liability that may arise on behalf of properties owned or operated by the Manager an affiliate. The Company has also asked us to advise the Staff supplementally that although the Manager’s Board of Managers has approved the preparation of a plan of liquidation respecting a dissolution of the Company; the plan must be presented to the Manager’s Board of Managers for approval. The Company revised the disclosure on pages 2, 8, 19, 40 and F-7 to clarify this fact. In addition, the Company has asked us to advise the Staff that it respectfully believes that the Staff’s request in the final sentence is inapplicable because the Manager’s Board of Managers has only approved preparation of a plan of liquidation.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 21

Item 15. Financial Statements and Exhibits

Financial Statements

Statement of Cash Flows, page F-5

56.	Explain to us how you determined that it is appropriate to disclose your distributions received in excess of equity in earnings of unconsolidated properties as an operating activity. Tell us how much of this amount represents a return of the Company’s original investment.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally of the following:

•	The Company’s classification of the distributions received in excess of equity in earnings of unconsolidated properties as an operating activity in the Company’s cash flow statements is consistent with the clarification prescribed in the AICPA Technical Practice Aids, Section 1300.18.

•	As noted in the technical practice aids and in accordance with FASB Statement No. 95, Statement of Cash Flows, dividends received (returns on investments) are to be classified as cash inflows from operating activities. Receipts from returns of investments are classified as cash inflows from investing activities. Distributions to investors from investees should be presumed to be returns on investments and be classified by the investor as cash inflows from operating activities, similar to the receipt of dividends. That presumption can be overcome based on the specific facts and circumstances. For example, if the partnership sells assets, the distribution to investors of the proceeds of that sale would be considered a return of investment and be classified by the investor as cash inflows from investing activities.

•	All cash generated by the unconsolidated properties are considered by the Company as return on investment as such cash was not generated by any sales of the underlying assets of the Company’s unconsolidated properties. Distributions received from the Company’s unconsolidated properties generally exceed the Company’s equity in earnings of these unconsolidated properties primarily due to the nature of non-cash charges such as depreciation and amortization.

Allowance for Uncollectible Billed and Unbilled Receivables, page F-9

57.	Tell us how you considered the disclosure requirements of Rule 12-09 of Regulation S-X with regards to the Company’s allowance for uncollectible accounts or revise accordingly.

In response to the Staff’s request, the Company revised the disclosure on page F-25 to include Schedule II which discloses valuation and qualifying accounts not

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 22

included in specific schedules pursuant to the requirements of Rule 12-09 of Regulation S-X.

58.	Explain to us how you determined that it was not necessary to include your policy as it relates to properties that are held for sale within your summary of significant accounting policies or revise accordingly.

In response to the Staff’s request, the Company revised the disclosure on page F-9 to include the Company’s significant accounting policies with respect to property held for sale pursuant to paragraph 30 of FAS 144.

3. Real Estate Investments

Investments in Unconsolidated Real Estate
Congress Center, Chicago, Illinois, page F-13

59.	Explain how you considered FIN 46 in determining that it was appropriate to account for your investment in Congress Center using the equity method. Provide us your analysis under FIN 46 that supports your conclusions.

In response to the Staff’s request, the Company has provided an explanation of its consideration of FIN 46 and the corresponding analysis as Schedule 59 hereto. In addition, the Company has asked us to provide the Staff with the following supplemental analysis:

•	In accordance with FIN 46(R), an entity is a variable interest entity, or VIE, if by design, the entity has one or more of the following characteristics: (i) the total equity at risk is not sufficient to finance the entity’s activities without additional subordinated financial support; (ii) the equity investors do not have the direct or indirect ability to make decisions about the entity’s activities through voting or similar rights; (iii) the voting rights are not proportional to their expected losses or residual returns; (iv) the equity investors do not have the obligation to absorb the expected losses of the entity’s potential losses through a guaranteed return; and (v) the equity investors do not have the right to receive the expected residual returns. Per the Company’s analysis, the investment in Congress Center does not meet any of the above requirements and, therefore, it is not a VIE under FIN 46(R).

•	The Company must next perform the analysis in accordance with ARB 51, Consolidated Financial Statements, as amended. Accordingly, the Company would determine if one or both of the following characteristics are met:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity.

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 23

2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b.	The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

c.	The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

•	The Company has determined that none of the above characteristics were met and therefore, Congress Center is not required to be consolidated under FIN 46(R).

10. Commitments and Contingencies

SEC Investigation, page F-17

60.	Tell us how you considered the guidance of SFAS 5 as it pertains to your investigation by the SEC. Specifically tell us whether in management’s opinion a loss is either probable or reasonably estimable or both, and if possible the estimated amount of such loss.

In response to the Staff’s comment, the Company has asked us to provide the Staff with the following supplemental analysis:

•	In accordance with SFAS No. 5, “Accounting for Contingencies” paragraph 8 states:

1.	An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.

•	In accordance with paragraph 36 of SFAS No. 5, if the underlying cause of the litigation, claim, or assessment is an event occurring before the date of an enterprise’s financial statements, the probability of an outcome unfavorable to the enterprise must be assessed to determine whether the condition in

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 24

paragraph 8(a) is met. Among the factors that should be considered are the nature of the litigation, claim, or assessment, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, the experience of the enterprise in similar cases, the experience of other enterprises, and any decision of the enterprise’s management as to how the enterprise intends to respond to the lawsuit, claim, or assessment (for example, a decision to contest the case vigorously or a decision to seek an out-of-court settlement). The fact that legal counsel is unable to express an opinion that the outcome will be favorable to the enterprise should not necessarily be interpreted to mean that the condition for accrual of a loss in paragraph 8(a) is met.

•	The Company cannot at this time assess the outcome, whether probable or estimatable, of the investigation by the SEC, therefore, at this time, the Company has not accrued any loss contingency in accordance with SFAS No. 5.

61.	We note that you have entered into a letter of intent with respect to one of your properties. Tell us how you considered the guidance of SFAS 144 when determining that the property should not be classified as held for sale at period end.

In response to the Staff’s request, the Company revised the disclosure on page F-9 to include the Company’s significant accounting policies with respect to property held for sale pursuant to paragraph 30 of FAS 144. The Company has also asked us to advise the Staff supplementally that due to the fact that the letter of intent respecting the proposed sale of Bank of America Plaza West was received after the balance sheet date, but before the financial statements were issued, per paragraph 33 of FAS 144, a long-lived asset shall continue to be classified as held and used in those financial statements when issued.

Exhibits

62.	In your next amendment, please file executed copies of Exhibits 10.1 and 10.2. Since these agreements appear to have been executed in 2002, executed copies should be readily available. Further, file Exhibit A and the Tenants in Common Agreement to Exhibit 10.2 regarding your TIC interests and any material loan or mortgage agreements regarding your consolidated or unconsolidated debt.

In response to the Staff’s request, the Company filed additional exhibits, as applicable, in connection with Amendment No. 1. The Company has also asked us to advise the Staff supplementally that the Company has executed multiple Tenants in Common Agreements referenced in the Management Agreement; therefore, the Company is filing a Form of Tenants in Common Agreement for Congress Center and Netpark, as Exhibits 10.7 and 10.8, respectively. The Company has also asked us to advise the Staff supplementally that a Tenants in Common Agreement is not applicable for Bank of America Plaza West because there are no tenants in common for this property.

* * *

The Company would appreciate your earliest consideration of Amendment No. 1

Securities and Exchange Commission, Division of Corporation Finance, February 28, 2005 – Page 25

and this response. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 984-8833.

Very truly yours, /s/ Peter T. Healy Peter T. Healy, Esq. of O’Melveny & Myers LLP

cc:	Andrea R. Biller, Esq. (Triple Net Properties, LLC)

Schedule 28.1

NNN VALUE FUND 2002, LLC

Adjusting Journal Entries — for the year ended December 31, 2003

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
JE 1	DR Dead Deal Expense	2,574		(2,574)
	CR 1200.144-Acquisition Fees		2,574
	To write-off expenses related to the Airport Financial acquisition, this proposed acquisition was never executed, therefore, the costs are required to be expensed.
JE 2	DR 1904-Deposits	100,000
	CR 1290 AR Others		100,000
	To reclassify the refund received on the closing statement to investment in Bank of America West to appropriately reflect the Company’s investment in the property.
JE 3	DR 1903-Accum Amort Org Costs	50
	CR 3900-Retained Earnings		50
	To record the effects of JE 3 for December 31, 2002 into December 31, 2003.
JE 4	DR 4400-Misc Income	9,711		(9,711)
	CR 3900-Retained Earnings		9,711
	To record 2002 tax entry that should have affected miscellaneous income & retained earnings in 2002 and was erroneously booked in 2003.
JE 5	DR 3900 Retained Earnings	1,118
	CR 1909 Loan Fees		1,118
	To record the effects of JE 4 for December 31, 2002 into December 31, 2003.
JE 6	DR. 1902.005 - Organization Costs	1,191,970
	CR. 1502.000 - Acquisition Fees		1,191,970
	To reclassify year to date acquisition fees to appropriate account.
JE 7	DR. 3900-Retained Earnings	33,907
	DR 8500-Interest expense	10		(10)
	CR 2505.270-Notes		33,917
	To record the effects of JE 8 for December 31, 2002 into December 31, 2003.
JE 8	DR. 3900-Retained Earnings	90,000
	CR. 2020-Accrued expense		90,000
	To record the effects of JE 9 for December 31, 2002 into December 31, 2003.

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
JE 9	DR. 8020-Accounting fees	90,000		(90,000)
	CR. 2020- Accrued expenses		90,000
	To accrue for 2003 auditing fees.
JE 10	DR. 3200-Distribution Accrued	198,662
	CR 2020 Accrued Expenses		198,662
	To accrue December 2003 distribution paid in January 2004 to reflect the distributions declared in 2003 in the appropriate year.
JE 11	DR Misc expense	17,438		(17,438)
	DR 3200-Distributions	9,412
	CR 1290-A/R Other		26,850
	To reclassify a $9,412.32 distribution check to distribution and write off of a $17,438 tax entry related to PPM receivable that has no backup and therefore, cannot be substantiated.
JE 12	DR 1902.910-Market Expense	757,143
	CR 1600.941-Invest Congress		757,143
	To reverse the tax department’s Journal Entry to gross up the investment in Congress Center for organization and offering costs to reflect GAAP basis of accounting, not tax basis.
JE 13	DR A/R NNN	90,000
	CR 3900 Retained Earnings		90,000
	To record the effects of JE 11 for December 31, 2002 into December 31, 2003.
JE 14	DR A/R NNN	90,000
	CR 8020-Accounting Fees		90,000	90,000
	To record receivable from NNN for reimbursement of 2003 audit fees to reflect the decision by the board of managers of the manager to absorb all costs of public filings.
JE 15	DR Accrued Expenses	90,000
	CR A/R NNN		90,000
	To reverse JE 8 and 13 to reflect the decision by the board of managers of the manager to absorb all costs of public filings.
JE 16	DR Accrued Expenses	90,000
	CR A/R NNN		90,000
	To reverse JE 9 and 14 to reflect the decision by the board of managers of the manager to absorb all costs of public filings.
	BANK OF AMERICA WEST 2003 Adjusting Journal Entries:
JE 17	DR 3900 Retained Earnings	901
	CR A/D-TI’s		901
	To record the effects of JE 35 for December 31, 2002 into December 31, 2003.

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
JE 18	DR Depreciation	3,089		(3,089)
	CR A/D-TI’s		3,089
	To record depreciation for KZL Tenant Improvements in 2003 to properly reflect the amortization of the Tenant Improvement capitalized in 2002.
JE 19	DR 3900 Retained Earnings	13,387
	CR 5321-Property Management Fees		13,387	13,387
	To reverse accrual made for September & December 2002 property management fees. Invoices paid in 2003 for 2002 were incorrectly expensed in 2003.
JE 20	DR 3900 Retained Earnings	13,134
	CR 5311-Utilities Electricity		13,134	13,134
	To reverse accrual made for December 2002 utilities. Invoices paid in 2003 for 2002 were incorrectly expensed in 2003.
JE 21	DR 5321-Property Management Fees	4,040		(4,040)
	CR 2020.001-Accrued Expenses		4,040
	To accrue for December 2003 property mgmt fees that were paid in 2004 to properly reflect the balance sheet and statement of operations for 2003.
JE 22	DR 1570-A/D	109,267
	CR 3900-Retained Earnings		109,267
	To reverse tax depreciation for 2002 that was recorded by tax department.
JE 23	DR 8100-Depreciation	667		(667)
	CR 1570-A/D		667
	To record 12 months of closing cost depreciation in 2003 to reflect GAAP depreciation
JE 24	DR 1903-Accum Amort Org	50
	DR 1908-Accum Amort Loan	8,552
	CR 3900-Retained Earnings		8,602
	To reverse tax journal entries recorded in 2002 by the tax department.
JE 25	DR 1553-closing & carrying costs	11,531
	DR 1502-Acquisition costs	31,812
	CR 1501-land		43,342
	To reverse 2003 tax entry recorded by the tax department.
JE 26	DR 3900-Retained Earnings	7,056
	CR 1102-Allowance for bad debt		7,056

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
	To record the effects of JE 14 for December 31, 2002 into December 31, 2003.
JE 27	Dr. A/D Building	8,136
	Cr. Depreciation expense		8,136	8,136
	To record the adjustment for depreciation expense based on FAS 141 calculations above in accordance with GAAP
JE 28	DR 2120.1000- A/A Above Market Leases	4,920
	CR 4080.1- Above Market Lease Revenue		4,920	4,920
	To record 12 months of above market lease amortization in 2003 in accordance with GAAP
JE 29	DR 8354- Amortization Tenant Relationships	47,725		(47,725)
	CR 1835- A/A Tenant Relationships		47,725
	To record 12 months of tenant relationship amortization in 2003 in accordance with GAAP
JE 30	DR 8351- Amoritization Lease Commissions	161,560		(161,560)
	CR 1843- A/A Lease Commissions		161,560
	To record 12 months of lease commissions amortization in 2003 in accordance with GAAP
JE 31	DR 3900- Retained Earnings	167,596
	DR 1563- Tenant Improvements	319,432
	DR 1823- Lease Commissions	1,790,618
	DR 1825- Tenant Relationships	684,054
	A/A Below Market Leases	1,435
	CR 1843- A/A Lease Commissions		47,122
	CR Below Market Leasese		54,532
	CR 1835- A/A Tenant Relationships		13,920
	CR 1501- Land		1,664,362
	CR 1550- Buildings		1,075,210
	CR 1570- A/D		99,584
	CR 1586.1- A/D TI		8,406
	To record the effects of JE’s 19-23 for December 31, 2002 into December 31, 2003.
JE 32	DR 3900-Retained Earnings	5,337
	CR 1102-Allowance for bad debt		5,337
	To record the effects of JE 28 for December 31, 2002 into December 31, 2003.
JE 33	DR 8070-Bad Debt Expense	119,167		(119,167)
	CR 1100-Allowance for bad debt		119,167
	To record 2003 allowance for doubtful accounts in accordance with the policy and to reflect the expenses in the appropriate period.

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
JE 34	DR. 8500.010-Interest notes program	66,000		(66,000)
	CR. 2505.920 - Notes payable		66,000
	Reclassify misposted interest payments to interest expense from notes payable.
JE 35	DR. 5222.000-Security Contract	292		(292)
	DR. 5243.000-Elevator Phone	307		(307)
	DR. 5311.000-Utilities	24,482		(24,482)
	CR. 2010.000-A/P		25,082
	To accrue for expenses incurred in December 2003 but paid in January 2004 to record proper cut off at December 31, 2003
JE 36	DR 1263 - Straight Line Rent	31,244
	CR 4090-Straight Line Rent Revenue		20,966	20,966
	CR 3900-Retained Earnings		10,278
	To record 2002 & 2003’s straight line rent in accordance with GAAP
JE 37	DR 3900- Retained Earnings	41,099
	CR 1846- A/A Loan Fees		41,099
	To record the effects of JE 30 for December 31, 2002 into December 31, 2003.
JE 38	CR 1553 - Closing and Carrying Cost	28,300
	DR 1909 - Loan Closing Charges		28,300
	To record the correct amount of loan fees in 2003
JE 39	DR A/A Loan Fees	20,250
	DR Loan Fee Amortization	114,750		(114,750)
	CR Loan Fees		135,000
	To expense remaining loan fees & write off asset balance of $135,000 in loan fees related to Note B that was paid off in 2003 in accordance with GAAP
JE 40	DR 8355- Amortization Loan Fees	83,397		(83,397)
	CR 1846- A/A Loan Fees		83,397
	To record loan fees amortization for Note A in 2003 in accordance with GAAP
JE 41	DR. 3900- Retained Earnings	69,295
	CR. 8500 - Interest Expense		69,295	69,295
	To record the effects of JE 31 for December 31, 2002 into December 31, 2003.
JE 42	DR 3900 Retained Earnings	37,500
	CR 8500.010 - Interest Expense		37,500	37,500
	To record the effects of JE 32 for December 31, 2002 into December 31, 2003.
JE 43	DR. 1908 - A/A Loan charges	34,409

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
	CR. 8040 - Amortization loan charges		34,409	34,409
	To reverse amortization of loan charges for incorrect amount and to adjust account to actual based on recalculation of loan fee amortization
JE 44	DR 1909 Loan Fees	45,000
	CR 1553 Closing & Carrying Cost		45,000
	To record the effects of JE 33 for December 31, 2002 into December 31, 2003.
JE 45	DR 1563 Tenant Improvements	15,318
	CR 1553 Closing & Carrying Cost		15,318
	To record the effects of JE 34 for December 31, 2002 into December 31, 2003.
JE 46	DR. Other misc. G&A expense	5,077		(5,077)
	CR. 1502 - Acquisition fees		5,077
	To write off acquisition fees posted twice in 2002 & 2003 to reflect the appropriate expense in the proper period
JE 47	DR. other misc. G&A expense	4,843		(4,843)
	CR. 1553 Closing and carrying costs		4,843
	To write off closing & carrying costs posted twice in 02 &03 to reflect the appropriate expense in the proper period
JE 48	DR Prepaid Property Tax	29,514
	CR Property Tax Expense		29,514	29,514
	To reclassify property tax payment to prepaid property tax to reflect the appropriate expense in the proper period
JE 49	Dr. Interest Expense	67,518		(67,518)
	Cr. Accrued Interest		67,518
	To accrue December 2003 interest expense paid in January to reflect correct balance sheet and statement of operations for 2003.
JE 50	DR Cash	12,964
	CR AP		12,964
	To void accounts payable checks in cash acct#1070.007 to reflect the appropriate balance sheet at December 31, 2003
JE 51	DR Loan Closing	23,915
	CR Closing & Carrying Costs		23,915
	To reclassify legal fees related to loan (on closing statement) to loan closing charges in 2003.
JE 52	DR 1560-Tenant Improvements	12,507
	CR Accrued Expenses		12,507
	To accrue Behade Builders invoice for Tenant Improvement work done in December 2003 but paid in 2004 to reflect proper cutoff at December 31, 2004.

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
JE 53	DR 1818 Lease Commissions	6,410
	CR Accrued Expenses		6,410
	To accrue lease commissions payable to Realty for First City Capital of NV tenant for new lease in 2003, but the commission was not paid until 2004.
JE 54	DR 1903 Accum Amort Org	200
	CR 1908 Accum Amort Loan		200
	To writeoff remaining balances that do not have support to substantiate the balances.
	Net Park 2003 Adjusting Journal Entries
JE 55	DR 1553- Closing & Carrying Costs	219,542
	DR 1560- Tenant Improvements	10,478
	DR 1909- Loan Closing Charges	607,409
	CR 1501- Land		125,614
	CR 1550- Building		711,815
	To adjust the ending balance to agree to the escrow closing statement (selling price of $47million) to reflect the proper capitalization of purchase price.
JE 56	DR 1501- Land	2,847,150
	DR 1560- Tenant Improvements	3,414,443
	DR 1823- Leases in Place	4,233,509
	DR 1825- Tenant Relationships	4,240,944
	DR 4080- Below Market Lease Revenue	(485,218)		485,218
	DR 8310- Depreciation expense	826,914		(826,914)
	DR 8351- Amortization Lease Commissions	477,977		(477,977)
	DR 8354- Amortization Tenant Relationships	253,732		(253,732)
	DR 8040 - Loan Amortization	118,107		(118,107)
	CR 1550- Buildings		10,438,403
	CR 1584- A/D Buildings & Improvements		441,413
	CR 1586.1- A/D Tenant Improvements		385,502
	CR 1835- A/A Tenant Relationships		253,732
	CR 1843- A/A Lease Commissions		477,977
	CR 1908- A/A Loan Closing Amortization		118,107
	CR 2120.1- Above/below market leases		4,297,643
	CR 2120.2- A/A Below Market Leases		(485,218)
	To record FAS 141 purchase price allocation and appropriate depreciation/amortization for 7 months during 2003 in accordance with GAAP.
JE 57	DR. 5222-Security Contract	17,468		(17,468)
	DR. 5712-Utilities Gas	474		(474)
	DR. 5714-Utilities Water	78		(78)
	DR. 5716-Utilities Sewer	186		(186)

				Impact on net
Reference	2003 Adjusting Journal Entries:	Debit	Credit	income (loss)
	CR. 2010-AP		18,206
	To accrue December 2003 expenses posted in January 2004 but paid in December 2003 to reflect proper cutoff and expense/accruals at December 31, 2003
JE 58	DR. 4400-Misc Income	11,601		(11,601)
	CR. 5314-Utilities-water		11,601	11,601
	To reclassify misposted utilities reimbursement to expense.
JE 59	DR Swap Interest Expense	13,892		(13,892)
	CR Interest Liability-Swaps		13,892
	To record the mark to market adjustment for the interest rate swap liability in accordance with FAS 133.
JE 60	DR 8500 Interest Expense	110,400		(110,400)
	CR Accrued Interest		110,400
	To accrue December 2003 interest paid in January 2004 to record proper cut off and expense/accruals at December 31, 2003.
JE 61	DR 1560 Tenant Improvements	109,730
	CR AP		109,730
	To accrue for Tenant Improvements billed in December 2003 but paid in January 2004 to reflect proper cut off at December 31, 2003
JE 62	DR Rental Expenses	67,113		(67,113)
	CR Accrued expenses		67,113
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 63	DR 5608 Janitorial	589		(589)
	CR Accrued Expenses		589
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 64	DR 8168 Meals & Entertainment	10,593		(10,593)
	CR Accrued Expenses		10,593
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 65	DR 1560 Tenant Improvements	36,025
	CR Accrued Expenses		36,025
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 66	DR 5630 Security	16,646		(16,646)
	Cr Accrued Expenses		16,646

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 67	DR Mgmt Fees	37,289		(37,289)
	CR Accrued Expenses		37,289
	To accrue December 2003 management fees paid in January 2004 to reflect proper cut off at December 31, 2003.
JE 68	DR 1818 Lease Commissions-New	88,639
	CR Accrued Expenses		88,639
	To accrue lease commissions for Hillsborough County-Public Works Dept for new tenant during 2003, commission was not paid until 2004.
JE 69	DR 1818 Lease Commissions-New	15,718
	CR Accrued Expenses		15,718
	To accrue lease commissions for IFREC Real Estate School for new 2003 tenant that was not paid until 2004
JE 70	DR 5630 Security	17,920		(17,920)
	Cr Accrued Expenses		17,920
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 71	DR 1818 Lease Commissions-New	104,356
	CR Accrued Expenses		104,356
	To accrue lease commissions for IFREC Real Estate School & Hillsboro for new tenant that was not paid until 2004.
JE 72	DR 5120-Repairs & Maint	2,500		(2,500)
	CR Accrued Expenses		2,500
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 73	DR Prepaid Rent	39,957
	CR A/R		39,957
	To reclassify cash received for 2003 rent in December 2003 from prepaid to A/R to reflect proper balance sheet classification.
JE 74	DR 5670 Electricity	14,089		(14,089)
	CR Accrued Expenses		14,089
	To accrue for December 2003 invoices paid in January 2004 to reflect proper cut off at December 31, 2003
JE 75	Deferred Rent	238,453
	Straight line Rent		238,453	238,453
	To record FAS 13 straight line rent in accordance with GAAP at December 31, 2004.

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
Eliminations
	DR Minority Interest Expense (including the affect of the above journal entries)	54,344		(54,344)
	CR Minority Liability		54,344
	To record minority interest expense on the Net Income of Netpark.
	DR Equity	28,684,406
	CR Investment in Subs		22,075,646
	CR Minority Liability		6,608,760
	To eliminate investments in subsidiaries of 2002 Value and equity of such investments

	Total			(1,818,025)

Schedule 28.2

NNN VALUE FUND 2002, LLC
Adjusting Journal Entries — for the year ended December 31, 2002

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
JE 1	DR 2010-AP	3,400
	CR 1200.144-Acquisition Fees		3,400

To write-off expenses related to the Airport Financial acquisition that were not paid and were included in accounts payable at yearend — These expenses were not an obligation of the Company, therefore, they were written off during 2002

JE 2	DR 1600.921-Invest Bank of America	30,000
	CR 1110.921-AR BofA West		30,000
	To reclassify acquisition fees from A/R to Investment in Bank of America West — this was a balance sheet reclassification due to the misposting of fees.
JE 3	DR 1903-Accum Amort Org Costs	50
	CR 8040-Amortization		50	50

To reverse remaining balance in amortization expense & accumulated amortization — due to recent FASB pronouncement, there should not be any capitalized organization costs — these costs should be written off as incurred.

JE 4	DR 8500 Interest Expense	1,118		(1,118)
	CR 1909 Loan Fees		1,118
	To reclassify interest expense from loan fee account to interest expense to reflect the appropriate amortization of the loan fees in the period presented.
JE 5	DR 1902-Organization Cost	273,953
	CR 2020.000-Accrued Expenses		273,953
	To accrue for December 2002 invoices for offering costs paid in January 2003 to reflect proper accruals at December 31,2002.
JE 6	DR. 1502-Acquisition Fees	38,306
	CR. 2020-Accrued Expenses		38,306

To accrue for 4% acquisition fees based on contributions. Per the PPM, the manager is entitled to 4% of the funds raised and this accrual reflects the liability for the equity raised as of December 31. 2002.

JE 7	DR. 1902.005-Organization Cost	349,794
	CR. 1502-Acquisition Fees		349,794

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
	To reclassify offering costs from acquisition fees to organization cost the cost of
	capital should be offset against equity not set up as acquisition fees — this is a balance sheet reclass to appropriately reflect the treatment of the payments.
JE 8	DR 8500-Interest Expense	33,907		(33,907)
	CR 2505.270-Notes payable		33,907
	To reclassify from notes to interest expense to adjust notes and interest expense to correct balances at December 31, 2002.
JE 9	DR 8020-Accounting Fees	90,000		(90,000)
	CR 2020-Accrued Expenses		90,000
	To accrue 2002 auditing fees to reflect appropriate expense and liability in the period presented.
JE 10	DR. 3200-Distribution Accrued	44,577
	CR 2020 Accrued Expenses		44,577
	To accrue December 2002 distribution that was paid in Janaury 2003 to reflect the distributions that were declared during 2002 but paid during 2003.
JE 11	DR A/R NNN	90,000
	CR 8020-Accounting Fees		90,000	90,000
	To record receivable from NNN for reimbursement of 2002 audit fees — per the board of managers, the manager has agreed to absorb all costs of public filings.
JE 12	DR Accrued Expenses	90,000
	CR A/R NNN		90,000
	To reverse accrual & reimbursement from NNN for 2002 audit fees — to appropriate reflect the accrued expense as due from the manager.
JE 13	DR G&A Expense	25,314		(25,314)
	CR Interest Expense		25,314	25,314

To reclassify $25k paid to NNN for reimbursement of expenses from interest expense to General and Administrative expenses this appropriately reflects the reimbursement of expenses that were misposted to interest expense.

	Bank of America West - 2002 Adjusting Journal Entries:
JE 14	DR 8070-Bad Debt Expense	7,056		(7,056)
	CR 1102-Allowance for bad debt		7,056
	To record the allowance related to vacated tenant (Community Home Bank).
JE 15	DR 1909-loan closing charges	283,993
	DR 1553-closing & carrying costs	104,811
	CR 1501.1-land basis adj		58,321
	CR 1550.1-building basis adj		330,483

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
	To reclassify loan fees and closing and carrying costs to correct accounts to adjust general ledger to actual per analysis.
JE 16	DR 1903-Accum Amort Org	50
	DR 1908-Accum Amort Loan	8,552
	CR 8040-Amort Expense		8,602	8,602
	To reverse tax AJE’s to record appropriate loan fee amort in 2002. The original entry was tax basis of accounting and not GAAP, therefore it is being reversed.
JE 17	DR 2505.920-NNN 2002 Value Fund	30,000
	CR 3100.999-TIC Capital		30,000
	To reclassify the 2002 Value Fund contribution from liability to equity to appropriately reflect in the correct account the contribution from 2002 Value Fund to Bank of America into equity.
JE 18	DR 1570-A/D — Building	109,267
	CR 8100-Depreciation Expense		109,267	109,267
	To reverse depreciation recorded by tax department in 2003 for 2002 return, this entry was on a tax basis, therefore, it needs to be reversed so the GAAP entry can be recorded.
JE 19	DR 8100-Depreciation	107,990		(107,990)
	CR 1586.1-A/D TI FAS 141		8,406
	CR 1570-A/D — Building		99,584
	To record 3.5 months of closing cost, building & Tenant Improvement depreciation in 2002 - to record GAAP depreciation for closing and carrying costs.
JE 20	CR 4080.1- Below Market Lease Revenue		1,435	1,435
	DR 2120.2000- A/A Below Market Leases	1,435
	To record 3.5 months of above market lease amortization in 2002 to record the amortization of FAS 141 assets for 2002.
JE 21	DR 8354- Amortization Tenant Relationships	13,920		(13,920)
	CR 1835- A/A Tenant Relationships		13,920
	To record 3.5 months of tenant relationship amortization in 2002 - to record the amortization of FAS 141 assets for 2002.
JE 22	DR 8351- Amoritization Lease Commissions	47,122		(47,122)
	CR 1843- A/A Lease Commissions		47,122
	To record 3.5 months of lease commissions amortization in 2002 to record the amortization of FAS 141 assets for 2002.
JE 23	DR 1563- Tenant Improvements	319,432
	DR-Below Market Lease		54,532
	DR 1823- Lease Commissions	1,790,618

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
	DR 1825- Tenant Relationships	684,054
	CR 1501- Land		1,664,362
	CR 1550- Building		1,075,210
	To record the 2002 FAS 141 adjustments for land & building per purchase price allocations.
JE 24	DR 8100- Depreciation	109,267		(109,267)
	DR 8040- Amortization	8,602		(8,602)
	CR 1570- A/D		109,267
	CR 1903- Accum Amort Org		50
	CR 1908- Accum Amort Loan		8,552
	To record the 2002 tax entries to tie out to the proposed entries by the tax accountants (these were reversed above)
JE 25	DR 5321-Property Management Fees	13,387		(13,387)
	CR 2020.001-Accrued Expenses		13,387
	To accrue for September & December 2002 property management fees that were not paid until 2003 to reflect appropriate liability and expenses.
JE 26	DR. 5311-Utilities Electricity	13,134		(13,134)
	CR. 2020.001-Accrued Expenses		13,134
	To accrue for December 2002 expenses that were not paid until 2003 to reflect appropriate liability and expenses.
JE 27	DR 1909 Loan closing charges	4,483
	CR 1553 Closing and Carrying cost		4,483
	To reclassify from closing charge to loan closing to appropriately reflect loan charges at December 31, 2003
JE 28	DR 8070-Bad Debt Expense	5,337		(5,337)
	CR Accounts Recievalbe		5,337
	To reserve for the remaining AR balance in 2002 that was deemed uncollectible due to allowance analysis.
JE 29	DR 1263-Straight Line rent	10,278
	CR 4090-Straight Line Rent Revenue		10,278	10,278
	Adjust for Straight Line Rent FAS 13 to adjust the books to a GAAP basis.
JE 30	DR 8355- Amortization Loan Fees	41,099		(41,099)
	CR 1846- A/A Loan Fees		41,099
	To record loan fees amortization to appropriately reflect the amortization of the capitalized costs.
JE 31	DR. 8500 - Interest (Note A)	69,295		(69,295)
	CR. 2020.001 - Accrue Expense		69,295

				Impact on net
Reference	2002 Adjusting Journal Entries:	Debit	Credit	income (loss)
	To accrue for December 2002 Interest expense that was not previously accrued for to properly reflect expenses and liabilities at December 31, 2002.
JE 32	DR 8500.010 Interest (Note B)	37,500		(37,500)
	CR 2020.001 - Accrue Expense		37,500
	To accrue for December 2002 Interest expense that was not previously accrued for to properly reflect expenses and liabilities at December 31, 2002.
JE 33	DR 1909 Loan Fees	45,000
	CR 1553 Closing & Carrying Cost		45,000
	To reclassify from closing charge to loan fees to appropriately reflect the balance sheet at December 31, 2002.
JE 34	DR 1563 Tenant Improvements	15,318
	CR 1553 Closing & Carrying Cost		15,318

To reclassify from closing and carrying cost to Tenant Improvements (RZL). The original Tenant Improvement was posted incorrectly, this will properly reflect the balance sheet on the December 31, 2002 financial statements.

JE 35	DR Depreciation	901		(901)
	CR A/D-TI’s		901
	To record depreciation for KZL Tenant Improvement in 2002 to properly reflect 2002 amortization Adjustment booked after consolidation was sent on 12/7/04:
JE 36	DR Loan Closing	23,915
	CR Closing & Carrying Costs		23,915
	To reclassify legal fees related to loan (on closing statement) to loan fees to appropriately reflect the balance sheet at December 31, 2002.
Eliminations
	DR Equity	3,225,232
	CR Investment in subs		3,225,232
	To eliminate 2002 Value Fund investment in Bank of America and Bank of America Equity

	Total			(380,003)

Schedule 59

2002 Value Fund, LLC
APPLICATION OF FIN 46

............................................ TENANT IN COMMON PROPERTIES ...........................................

Note: All financial information shown is at	Congress
100% property level	Center

(As of December 31, 2003)
Total Assets	141,460,565
Total Liabilities	(97,501,670)
Equity (all TICs)	(43,958,895)

Debt to Equity Ratio	2.22

Expected Losses	(95,874)

Relevant Questions:
A) Is the entity a VIE?	Possibly

Do the following apply:
B) Entity has Characteristic 1?	no
Entity has Characteristic 2 (a)?	no
Entity has Characteristic 2 (b)?	no
Entity has Characteristic 2 (c)?	no

If entity is not a VIE evaluate consolidation based on voting control	Not a VIE

Consolidate or Equity Method	Equity Method

FIN 46 Summary

This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity.

The total equity appears to be sufficient to permit the entity to finance its activities without additional subordinated financial support (equity contributions) from other parties.

2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights

Per the TIC and Management Agreements, certain material transactions require unanimous consent of all TICs (e.g. sale of property, financing or refinancing). All other transactions are subject to majority vote.

b.	The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities

Per the TIC and Management Agreements, should additional contributions be required each TIC will contribute an amount consistent with its prorata share.

c.	The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

Per the TIC and Management Agreements, each TIC will be entitled all benefits and obligations of the Property in accordance with their respective interests.

G REIT and T REIT
APPLICATION OF FIN 46
Computation of Expected Cash Flows

General Assumptions:

Risk Free Rate	3.0%

Congress Center

Table 1

Estimated		Expected
Cash Flows	Probability	Cash Flows	Fair Value

$4,500,000	5.0%	$225,000	$218,447
4,750,000	10.0%	475,000	461,165
5,000,000	50.0%	2,500,000	2,427,184
5,250,000	20.0%	1,050,000	1,019,417
5,500,000	15.0%	825,000	800,971

	100.0%	$5,075,000	$4,927,184

Table 2

						Expected
		Difference				Residual	Expected
		Estimated		Expected		Returns	Residual
		(Losses)		Losses based	Expected	based on	Returns
Estimated	Expected	Residual		on Expected	Losses based	Expected	based on Fair
Cash Flows	Cash Flows	Returns	Probability	Cash Flows	on Fair Value	Cash Flows	Value

$4,500,000	$5,075,000	$(575,000)	5.0%	$(28,750)	$(27,913)	$—	$—
4,750,000	5,075,000	(325,000)	10.0%	(32,500)	(31,553)	—	—
5,000,000	5,075,000	(75,000)	50.0%	(37,500)	(36,408)	—	—
5,250,000	5,075,000	175,000	20.0%	—	—	35,000	33,981
5,500,000	5,075,000	425,000	15.0%	—	—	63,750	61,893

			100.0%	$(98,750)	$(95,874)	$98,750	$95,874

Equity
Contributors	Equity

T REIT - 10%	$4,395,890
G REIT - 30%	13,187,669
2002 Value Fund -	5,398,152
OTHERS - 47.72%	20,977,185

Total Equity	$43,958,895

$43,958,895

2004 Budget		27-Feb-05	02:08 PM

PROJECT:	Congress Center	File Name:	Congress Center
COMPANY PREFIX	94-000
		REVISION #:	1
SQUARE FOOTAGE:	524,730		2004 Budget

(-INCOME) EXPENSE	ACCT	JAN.	FEB.	MAR.	APR.	MAY	JUN.	JUL.	AUG.	SEPT.	OCT.	NOV.	DEC.	TOTAL
Rent
Base Rent	4025	982,656	982,655	986,691	990,599	995,933	995,933	999,181	999,181	1,013,697	1,030,222	1,054,528	1,054,527	12,085,804
Percentage Rent	4030	0	0	0	0	0	0	0	0	0	0	0	0	0
Percentage Rent - Gasoline Sales	4035													0
Straight Line Rent (GAAP Adj)	4040	84,468	84,468	84,468	84,468	84,468	84,468	84,468	84,468	84,468	84,468	84,468	84,468	1,013,614
Rent - Storage	4042													0
Prepaid Rent	4045													0

Total Rent		1,067,124	1,067,123	1,071,159	1,075,067	1,080,401	1,080,401	1,083,649	1,083,649	1,098,165	1,114,690	1,138,995	1,138,995	13,099,418

Recoveries
Monthly CAM	4110	149,140	149,140	149,140	149,140	149,140	149,140	149,140	149,140	149,140	149,140	149,140	149,140	1,789,680
Prior Year CAM	4120	0	0	0	0	0	0	0	0	0	0	0	0	0
Monthly Utility Reimbursement	4130	0	0	0	0	0	0	0	0	0	0	0	0	0
Monthly Insurance	4140	11,097	11,097	11,097	11,097	11,097	11,097	11,097	11,097	11,097	11,097	11,097	11,097	133,163
Monthly Property Taxes	4150	238,830	238,830	238,830	238,830	238,830	238,830	238,830	238,830	238,830	238,830	238,830	238,830	2,865,962
Quarterly CAM	4160	0	0	0	0	0	0	0	0	0	0	0	0	0
Quarterly INS	4170	0	0	0	0	0	0	0	0	0	0	0	0	0
Quarterly TAX	4180	0	0	0	0	0	0	0	0	0	0	0	0	0
Direct Charges	4190													0
Passthru - Maint. & Repairs	4192													0
Passthru - Legal	4193													0
Other Rental Charges	4195													0

Total Recoveries		399,067	399,067	399,067	399,067	399,067	399,067	399,067	399,067	399,067	399,067	399,067	399,067	4,788,805

Total Rental/Recoveries Income		1,466,191	1,466,190	1,470,226	1,474,134	1,479,468	1,479,468	1,482,716	1,482,716	1,497,232	1,513,757	1,538,062	1,538,062	17,888,224

Other Income
Forfeited Deposits	4305	0	0	0	0	0	0	0	0	0	0	0	0	0
Parking Income	4310	42,318	42,318	42,318	42,318	42,318	42,318	42,318	42,318	42,318	42,318	42,318	42,318	507,810
Equipment Rent	4315	0	0	0	0	0	0	0	0	0	0	0	0	0
Sign Rent	4320	0	0	0	0	0	0	0	0	0	0	0	0	0
Space/Antenna Rent	4325	515	515	515	515	515	515	515	515	515	515	515	515	6,180
Late Fee	4330	0	0	0	0	0	0	0	0	0	0	0	0	0
Pay Phones	4335	0	0	0	0	0	0	0	0	0	0	0	0	0
Tenant Improvement Reimbursement	4340	0	0	0	0	0	0	0	0	0	0	0	0	0
Lease Termination Fees	4345	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income	4350	0	0	0	0	0	0	0	0	0	0	0	0	0
Miscellaneous Income	4390	500	500	500	500	500	500	500	500	500	500	500	500	6,000

Total Other Income		43,333	43,333	43,333	43,333	43,333	43,333	43,333	43,333	43,333	43,333	43,333	43,333	519,990

TOTAL REVENUE		1,509,523	1,509,523	1,513,558	1,517,466	1,522,800	1,522,801	1,526,049	1,526,049	1,540,565	1,557,090	1,581,395	1,581,395	18,408,214

2004 Budget		27-Feb-05	02:08 PM

PROJECT:	Congress Center	File Name:	Congress Center
COMPANY PREFIX	94-000
		REVISION #:	1
SQUARE FOOTAGE:	524,730		2004 Budget

(-INCOME) EXPENSE	ACCT	JAN.	FEB.	MAR.	APR.	MAY	JUN.	JUL.	AUG.	SEPT.	OCT.	NOV.	DEC.	TOTAL
Recoverable Expenses
Grounds Maintenance
Parking Lot Sweeping	5020													0
Steam Cleaning	5030													0
Snow Removal	5040	1,000	1,000	1,000	0	0	0	0	0		0	1,000	1,000	5,000
Tenant Parking	5050	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	216,000
Landscape Exterior	5090	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	21,000
Landscaping Supplies/Labor	5100													0
Tree Trimming	5110													0
Irrigation Repairs and Maintenance	5120													0
Parking Lot Lighting Contract	5130													0
Parking Lot Lighting Supplies	5140													0
Exterior Painting / Graffiti	5150	0	0	1,000	0	0	1,000	0	0	1,000	0	0	1,000	4,000
Repairs & Maint - Misc	5160	500	1,700	500	3,500	500	500	500	500	500	500	500	500	10,200
Skywalk Maintenance	5170													0
Auto Maintenance	5180													0
Parking Lot Repair	5190	0	0	3,000	1,000	0	3,000	0	0	5,000	0	0	3,000	15,000
Pest Control - Exterior	5200													0
Signage Maintenance	5210													0
Holiday Decorations	5220											10,000		10,000

Total Grounds Maintenance		21,250	22,450	25,250	24,250	20,250	24,250	20,250	20,250	26,250	20,250	31,250	25,250	281,200

Building Maintenance
Building Maintenance - Shops	5305													0
Day Porter	5310	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	6,800	70,600
Janitorial-Night Service	5320	45,000	45,000	45,000	48,000	48,000	48,000	49,000	49,000	49,000	49,000	49,000	55,000	579,000
Janitorial Uniforms & Suppplies	5330	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	43,200
Window Cleaning	5340	220	220	6,310	220	220	220	4,715	220	220	1,815	4,715	220	19,315
Glass Repair	5350	0	0	0	0	0	5,000	0	0	0	5,000	0	0	10,000
Maintenance Engineer	5360	27,660	27,660	27,660	27,660	27,660	27,660	27,660	27,660	27,660	27,660	27,660	42,660	346,920
Electrical Contract	5400													0
Electrical Supplies / Light Bulbs	5410	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100	13,200
Locksmith	5420	2,100	100	2,100	100	2,100	100	2,100	100	2,100	100	100	100	11,200
Interior Bldg Repairs	5430	2,785	2,785	9,985	5,785	2,785	3,985	2,785	2,785	9,985	2,785	2,785	3,985	53,220
Carpets/Carpet Cleaning	5440													0
Drapes/Blinds	5450													0
Exterior Building Repairs	5460	500	500	500	500	500	500	500	500	500	500	500	500	6,000
Plumbing Contract	5470													0
Plumbing Supplies/Labor	5480	500	500	500	500	3,500	500	500	500	500	500	500	500	9,000
Elevator Contract	5490	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	7,800	93,600
Elevator Supplies	5500													0
Elevator Repairs	5510	500	500	500	500	500	2,500	500	500	500	500	500	500	8,000
Elevator Phone	5520	140	140	140	140	140	140	140	140	140	140	140	140	1,680
HVAC Contract Services	5530	3,645	6,245	1,845	1,845	645	5,645	3,645	5,645	645	645	645	5,645	36,740
HVAC Interior - Shops	5535													0
HVAC Supplies	5540	500	500	500	500	500	500	20,500	500	500	500	500	500	26,000
Roof Repairs	5550	0	0	0	1,200	850	0	0	0	0	0	0	0	2,050
Roof - Shops	5555													0
Pest Control	5560	88	88	88	88	88	88	88	88	88	88	88	88	1,056
Pest Control - Shops	5565													0
Music Contract	5570													0
Fire & Safety- Inspections	5580	0	0	2,000	0	0	2,000	0	0	2,000	3,000	0	2,000	11,000
Fire & Safety- Supplies/Labor	5590													0
Fire & Safety- Alarm Monitor	5600	595	595	595	595	595	595	595	595	595	595	595	595	7,140
Fire & Safety- Alarm Phone	5610													0
Tenant Parking	5620	0	0	0	0	0	0	0	0	0	0	0	0	0
Security Contract	5630	25,225	25,225	25,225	25,225	25,225	25,225	25,225	25,225	25,225	25,225	25,225	30,225	307,700
Security Supplies	5640	500	0	0	500	0	0	500	0	0	500	0	0	2,000
Landscape Interior	5650	2,270	2,270	2,270	2,270	2,270	2,270	2,270	2,270	2,270	2,270	2,270	2,270	27,240

Total Building Maintenance		130,528	130,628	143,518	133,928	133,878	143,228	159,023	134,028	140,228	139,123	133,523	164,228	1,685,861

2004 Budget		27-Feb-05	02:08 PM

PROJECT:	Congress Center	File Name:	Congress Center
COMPANY PREFIX	94-000
		REVISION #:	1
SQUARE FOOTAGE:	524,730		2004 Budget

(-INCOME) EXPENSE		ACCT	JAN.	FEB.	MAR.	APR.	MAY	JUN.	JUL.	AUG.	SEPT.	OCT.	NOV.	DEC.	TOTAL
Utilities
Utilities- Electricity		5670	55,000	58,000	55,000	50,000	40,000	45,000	50,000	55,000	45,000	45,000	45,000	50,000	593,000
Utilities- Gas		5680													0
Utilities- Trash		5690	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	16,200
Utilities- Water		5700	350	350	400	625	500	700	750	750	750	750	700	650	7,275
Water - Shops		5710													0
Utilities- Irrigation Water		5720													0
Utilities- Sewer		5730	575	575	575	575	575	575	575	575	575	575	575	575	6,900

Total Utilities			57,275	60,275	57,325	52,550	42,425	47,625	52,675	57,675	47,675	47,675	47,625	52,575	623,375

Management Fees
Property Management Fee	6.0%	5760	87,971	87,971	88,214	88,448	88,768	88,768	88,963	88,963	89,834	90,825	92,284	92,284	1,073,293
Property Management Fee - 3rd Party	0.0%	5770	0	0	0	0	0	0	0	0	0	0	0	0	0

Total Management Fees			87,971	87,971	88,214	88,448	88,768	88,768	88,963	88,963	89,834	90,825	92,284	92,284	1,073,293

Insurance
Insurance - Property		5790	6,461	6,461	6,461	6,461	6,461	6,461	6,461	6,461	6,461	6,461	6,461	6,461	77,529
Insurance - Liability		5800	7,897	7,897	7,897	7,897	7,897	7,897	7,897	7,897	7,897	7,897	7,897	7,897	94,758
Insurance - Earthquake		5810	0	0	0	0	0	0	0	0	0	0	0	0	0
Insurance - Flood		5820	0	0	0	0	0	0	0	0	0	0	0	0	0
Insurance - Terrorism		5830	0	0	0	0	0	0	0	0	0	0	0	0	0
Insurance - Wind		5840	0	0	0	0	0	0	0	0	0	0	0	0	0
Insurance - Environmental		5850	0	0	0	0	0	0	0	0	0	0	0	0	0

Total Insurance			14,357	14,357	14,357	14,357	14,357	14,357	14,357	14,357	14,357	14,357	14,357	14,357	172,287

Property Taxes
Property Tax		5870	308,333	308,333	308,333	308,333	308,333	308,333	308,333	308,333	308,333	308,333	308,333	308,337	3,700,000
Supplemental Tax		5880	0	0	0	0	0	0	0	0	0	0	0	0	0
Special Assessment		5890	0	0	0	0	0	0	0	0	0	0	0	0	0
CFD Assessment - Owned		5900	0	0	0	0	0	0	0	0	0	0	0	0	0
CFD Assessment - Non-Owned		5910	0	0	0	0	0	0	0	0	0	0	0	0	0
Personal Property Tax		5920	0	0	0	0	0	0	0	0	0	0	0	0	0
Tax Appeals/Service		5930	0	0	0	8,000	0	0	0	0	0	0	0	0	8,000

Total Property Taxes			308,333	308,333	308,333	316,333	308,333	308,333	308,333	308,333	308,333	308,333	308,333	308,337	3,708,000

Administration
On-Site Property Management Payroll		5945	9,750	9,750	9,750	9,750	9,750	9,750	9,750	9,750	9,750	9,750	9,750	21,750	129,000
On-Site Management Office Rent		5950	0	0	0	0	0	0	0	0	0	0	0	0	0
On-site Office Expense		5955	750	1,635	750	750	1,635	750	750	1,635	750	750	1,635	750	12,540
On-site Postage & Printing		5960	200	200	200	200	200	200	200	200	200	200	200	200	2,400
Telephone		5965	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	36,000
Internet Connection		5970													0
Advertisement		5975													0
Workers’ Compensation		5980													0

Total Administration			13,700	14,585	13,700	13,700	14,585	13,700	13,700	14,585	13,700	13,700	14,585	25,700	179,940

Total CAM Recoverable Expenses			633,415	638,600	650,697	643,566	622,596	640,261	657,301	638,191	640,377	634,264	641,957	682,731	7,723,956

Direct Tenant Expenses
Janitorial		6310													0
Locksmith		6420													0
Tenant Parking		6620													0
Utilities		6670													0
Maintenance		6705													0

Total Direct Tenant Expenses			0	0	0	0	0	0	0	0	0	0	0	0	0

2004 Budget		27-Feb-05	02:08 PM

PROJECT:	Congress Center	File Name:	Congress Center
COMPANY PREFIX	94-000
		REVISION #:	1
SQUARE FOOTAGE:	524,730		2004 Budget

(-INCOME) EXPENSE		ACCT	JAN.	FEB.	MAR.	APR.	MAY	JUN.	JUL.	AUG.	SEPT.	OCT.	NOV.	DEC.	TOTAL
Non-Recoverable Operating Expenses
Utilities		7099													0
Janitorial (Vacant Units)		7310													0
Locksmith		7420													0
HVAC		7530													0
Tenant Parking		7620													0
Lease Commssions		7630													0
Landlord’s Contribution to Merchant Fund		7640													0

Total Non-Recoverable Operating Expenses			0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL OPERATING EXPENSES			633,415	638,600	650,697	643,566	622,596	640,261	657,301	638,191	640,377	634,264	641,957	682,731	7,723,956

NET OPERATING INCOME / (LOSS)			876,109	870,923	862,862	873,901	900,204	882,539	868,747	887,857	900,188	922,826	939,438	898,664	10,684,257

Debt Service
Interest-Unsecured	5%	8500	61,354	61,354	55,417	61,354	59,375	61,354	59,375	61,354	61,354	59,375	61,354	59,375	722,396
Interest	4.8%	8500	335,356	335,356	302,902	335,356	324,538	335,356	324,538	335,356	335,356	324,538	335,356	324,538	3,948,544
Debt Service-Principal		2600	0	0	0	0	0	0	0	0	0	0	0	0	0

Total Debt Service			396,710	396,710	358,319	396,710	383,913	396,710	383,913	396,710	396,710	383,913	396,710	383,913	4,670,940

NET CASH FLOW AFTER DEBT SERVICE			479,399	474,213	504,543	477,191	516,291	485,829	484,835	491,147	503,478	538,913	542,728	514,751	6,013,317

Owners Expenses
Salaries and Related Expenses
Commissions		8035	0	0	0	0	0	0	0	0	0	0	0	0	0
Employee Benefits		8060	0	0	0	0	0	0	0	0	0	0	0	0	0

Total Salaries and Related Expenses			0	0	0	0	0	0	0	0	0	0	0	0	0

Other General & Administrative
Accounting-Independent Auditors		8100	0	0	0	0	0	0	0	0	0	0	0	0	0
Accounting-Tax Preparation & Advice		8104	0	0	0	0	0	0	0	0	0	0	0	0	0
Accounting-Other		8108	0	0	1,250	0	0	1,250	0	0	1,250	0	0	1,250	5,000
Amortization		8112	0	0	0	0	0	0	0	0	0	0	0	0	0
Asset Management Fee		8116	0	0	0	0	0	0	0	0	0	0	0	0	0
Auto		8120	0	0	0	0	0	0	0	0	0	0	0	0	0
Auto Maintenance		8124	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Charges		8132	375	375	375	375	375	375	375	375	375	375	375	375	4,500
Loan Administration Fee		8136	0	0	0	0	0	0	0	0	0	0	0	0	0
Construction Supervision Fee		8144	0	0	0	0	0	0	0	0	0	0	0	0	0
Charitable Contributions		8148	0	0	0	0	0	0	0	0	0	0	0	0	0
Political Contributions		8152	0	0	0	0	0	0	0	0	0	0	0	0	0
Meals & Entertainment		8168	250	250	625	750	625	250	5,250	250	500	1,000	500	38,000	48,250
Equipment Leases		8172	0	0	0	0	0	0	0	0	0	0	0	0	0
Insurance - Auto		8180	0	0	0	0	0	0	0	0	0	0	0	0	0
Insurance - Life (Key Man)		8196	0	0	0	0	0	0	0	0	0	0	0	0	0
Office Supplies		8200	0	0	0	0	0	0	0	0	0	0	0	0	0
Legal		8204	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Postage		8208	0	0	0	0	0	0	0	0	0	0	0	0	0
Printing/Reproduction		8212	0	0	0	0	0	0	0	0	0	0	0	0	0
Professional Fees		8216	0	0	2,500	0	0	2,500	0	0	2,500	0	0	2,500	10,000
Office Rent		8220	0	0	0	0	0	0	0	0	0	0	0	0	0
Real Estate Commssions		8224	0	0	0	0	0	0	0	0	0	0	0	0	0
Storage Rent		8228	0	0	0	0	0	0	0	0	0	0	0	0	0
Subscriptions		8232	0	0	0	0	0	0	0	0	0	0	0	0	0
Telephone		8236	0	0	0	0	0	0	0	0	0	0	0	0	0
Cell Phone		8240	0	0	0	0	0	0	0	0	0	0	0	0	0
Phone-Internet Connection		8244	0	0	0	0	0	0	0	0	0	0	0	0	0
Travel - Meals		8248	500	500	500	500	500	500	500	500	500	500	500	500	6,000
Travel - Other		8252	500	500	500	500	500	500	500	500	500	500	500	500	6,000

2004 Budget		27-Feb-05	02:08 PM

PROJECT:	Congress Center	File Name:	Congress Center
COMPANY PREFIX	94-000
		REVISION #:	1
SQUARE FOOTAGE:	524,730		2004 Budget

(-INCOME) EXPENSE	ACCT	JAN.	FEB.	MAR.	APR.	MAY	JUN.	JUL.	AUG.	SEPT.	OCT.	NOV.	DEC.	TOTAL
Toll Road	8256	0	0	0	0	0	0	0	0	0	0	0	0	0
Ground Lease Rent	8260	0	0	0	0	0	0	0	0	0	0	0	0	0
Debit Service Fee	8264	0	0	0	0	0	0	0	0	0	0	0	0	0
Taxes - California	8268	0	0	0	0	0	0	0	0	0	0	0	0	0
Taxes - Kansas	8272	0	0	0	0	0	0	0	0	0	0	0	0	0
Taxes - Texas	8276	0	0	0	0	0	0	0	0	0	0	0	0	0

Total Other General & Administrative		2,625	2,625	6,750	3,125	3,000	6,375	7,625	2,625	6,625	3,375	2,875	44,125	91,750

Total Owners Expenses		2,625	2,625	6,750	3,125	3,000	6,375	7,625	2,625	6,625	3,375	2,875	44,125	91,750

NET INCOME		476,774	471,588	497,793	474,066	513,291	479,454	477,210	488,522	496,853	535,538	539,853	470,626	5,921,567

Leasing & Capital Costs
Capital Improvements	1548	20,000	10,000	40,000	10,000	60,000	0	0	0	0	0	0	0	140,000
Tenant Improvements	1560	0	0	0	0	0	0	48,840	0	0	477,200	0	0	526,040
Lease Commissions - Renewal-NNN	1806	0	0	0	0	0	0	0	0	0	0	0	0	0
Lease Commissions - Renewal-O/S Broker	1810	0	0	0	0	0	0	0	0	0	0	0	0	0
Lease Commissions - New-NNN	1818	0	0	0	0	0	0	0	0	0	0	0	0	0
Lease Commissions - New-O/S Broker	1822	0	70,447	0	0	0	0	12,820	0	0	157,476	0	0	240,743

Total Capital Expenditures		20,000	80,447	40,000	10,000	60,000	0	61,660	0	0	634,676	0	0	906,783

PROJECT CASH FLOW / (DEFICIT)		456,774	391,141	457,793	464,066	453,291	479,454	415,550	488,522	496,853	(99,138)	539,853	470,626	5,014,784

Impounds/Reserves	1160	0	0	0	0	0	0	0	0	0	0	0	0	0
Loan Holdback	2510	0	0	70,447	0	0	0	0	61,660	0	0	634,676	0	766,783
Accrual Adjustment		223,865	223,865	(948,513)	223,865	223,865	223,865	223,865	223,865	223,865	(2,303,757)	223,865	223,869	(1,013,614)
Owner Advances	3100	0	0	0	0	0	0	0	0	0	0	0	0	0
Owner Distributions	3200	(326,265)	(326,265)	(372,875)	(444,653)	(444,653)	(444,653)	(444,653)	(444,653)	(444,653)	(444,653)	(444,653)	(444,653)	(5,027,283)

NET CASH FLOW / (DEFICIT)		354,373	288,741	(793,148)	243,278	232,503	258,667	194,762	329,394	276,065	(2,847,548)	953,741	249,842	(259,330)

CUMULATIVE CASH FLOW / (DEFICIT)		1,962,336	2,251,077	1,457,930	1,701,207	1,933,711	2,192,377	2,387,139	2,716,533	2,992,598	145,050	1,098,791	1,348,633

Beginning Cash Balance	$1,607,963

Beginning Lender Reserve Balance	$—

Ending Lender Reserve Balance	$—

PREPARED BY:
PROPERTY MANAGER

REVIEWED BY:
ASSET MANAGER

APPROVED BY:
PORTFOLIO CONTROLLER

APPROVED BY:
VICE PRESIDENT — PROPERTY MANAGEMENT

RECOVERABLE COST PER SQUARE FOOT

MAINTENANCE		$0.440
INSURANCE		$0.027
TAXES		$0.589
PR YR /FUT YR NNN		$0.000
MGMT FEE	6%	$0.170

TOTAL		$1.227	/MO